Exhibit 99.3

Fanhua Announces Annual Cash Dividend of US$1.0 per ADS for 2020

GUANGZHOU, China, March 18, 2020, Eastern Time, (GLOBE NEWSWIRE) – The board of directors of Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that its Board of Directors (the “Board”) has declared an annual dividend of US$0.05 per ordinary share, or US$1.0 per American Depository Shares (“ADS”) in 2020, payable in four quarterly installments of US$0.25 per ADS, or US$0.0125 per ordinary share, payable in each of the next four quarters.

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application; (3) Baowang (www.bBaoxian.com), an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2019, our distribution and service network is consisted of 758 sales outlets covering 22 provinces and 159 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONTACT: Investor Relations

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com